# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIPTREE INC., CIK 0001393726
CUSIP: 88822Q103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001193125-25-276183
Filed by CIK 0001772447
Persons authorized to receive notices and communications: Alex Vezendan, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 913-908-4943

## Reporting persons
- Veradace Capital Management LLC (CIK 0001772351): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,910,770; sole dispositive power 0; shared dispositive power 1,910,770; aggregate amount beneficially owned 1,910,770 (5.1% of the class)
- Veradace Partners LP (CIK 0001772447): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 1,910,770; sole dispositive power 0; shared dispositive power 1,910,770; aggregate amount beneficially owned 1,910,770 (5.1% of the class)
- John Conlin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,910,770; sole dispositive power 0; shared dispositive power 1,910,770; aggregate amount beneficially owned 1,910,770 (5.1% of the class)
- Alexander Vezendan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,910,770; sole dispositive power 0; shared dispositive power 1,910,770; aggregate amount beneficially owned 1,910,770 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TIPTREE INC.
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, GREENWICH, Connecticut (CT), 06830
Comment: This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by the Reporting Persons on November 12, 2025. Except as expressly provided herein, the information previously reported on the statement remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

As of November 17, 2025, the Fund, the record and direct beneficial owner of the securities covered by this statement, held voting and dispositive power over 1,421,470 shares of common stock of the Issuer ("Shares") and options to acquire 489,300 Shares (such shares and options collectively, the "Securities"), representing a combined total of 5.1 percent of the Issuer's outstanding Shares. All calculations of beneficial ownership percentages in this statement are based on 37,823,734 Shares outstanding as of October 28, 2025, as disclosed by the Issuer in its Form 10-Q filed with the SEC on October 31, 2025. Relevant transactions leading up to this date, as well as the respective price per share of each transaction, are set forth on Schedule A to this statement. Each of these transactions was executed through the open market. The funds for the purchase of the Securities came from the working capital of the Fund.

The aggregate purchase price of the Securities reported herein was approximately $14,520,758. No borrowed funds were used to purchase the Securities, other than under margin accounts with a brokerage firm in the ordinary course of business. Positions in Issuer securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On November 13, 2025, the Fund issued a press release (the "Press Release") with a presentation (the "Presentation") regarding its opposition to the Fortegra Transaction. The foregoing summary of the Press Release and Presentation is not complete and is qualified in its entirety by reference to the full text of the Press Release and Presentation, which are filed as Exhibits E and F to this statement, respectively, and are incorporated herein by reference.

On November 16, 2025, the Fund submitted a letter to the SEC raising concerns with the disclosure in the Issuer's definitive proxy statement with respect to the Fortegra Transaction (the "SEC Letter"). The foregoing summary of the SEC Letter is not complete and is qualified in its entirety by reference to the full text of the SEC Letter, which is filed as Exhibit G to this statement and incorporated herein by reference.

Certain of the Reporting Persons have also shared the materials referenced in this Item 4 with certain proxy advisory firms, including Institutional Shareholder Services Inc. and Glass, Lewis & Co., and have had and may continue to have discussions with them, with shareholders and with others regarding such materials and other matters related to the Fortegra Transaction or the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 5(a)-(e) are hereby amended and restated as follows. The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing, is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting and dispositive power over 1,421,470 Shares and options to acquire an additional 489,300 Shares, representing beneficial ownership of a combined total of 5.1 percent of the outstanding Shares.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Shares during the past 60 days are set forth on Schedule A to this statement. Each of these transactions was executed through the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

Schedule A: Schedule of Transactions in the Shares of Common Stock of the Issuer (filed herewith)

Exhibit E: Press Release from the Fund dated November 13, 2025 (filed herewith)

Exhibit F: Presentation from the Fund dated November 13, 2025 (filed herewith)

Exhibit G: Letter from the Fund to the Securities and Exchange Commission, dated November 16, 2025 (filed herewith)

## Signatures
- Veradace Capital Management LLC: /s/ Alexander Vezendan, Principal/ Chief Investment Officer (11/17/2025)
- Veradace Partners LP: /s/ Alexander Vezendan, Principal/ Chief Investment Officer (11/17/2025)
- John Conlin: /s/ John Conlin, Principal/Chief Compliance Officer (11/17/2025)
- Alexander Vezendan: /s/ Alexander Vezendan, Principal/ Chief Investment Officer (11/17/2025)